April 11, 2013

VIA E-MAIL AND EDGAR

Mr. Houghton R. Hallock

Division of Investment Management

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

RE:                          U.S. Global Investors Funds/PEA 112

File Numbers 02-35439 and 811-1800

Dear Mr. Hallock:

This letter responds to comments you provided to me by telephone on April 9, 2013.

1.                                      Comment: With respect to the MegaTrends Fund, reconcile the language on page 8 in the “Principal Investment Strategies” section about having “higher than normal cash levels” with the disclosure on page 47 about taking a “temporary defensive position.”

Response:  The requested change has been made. The language on page 8 will now read as follows:

“The Adviser uses a matrix of statistical models to monitor market volatility and money flows, and as a result, it may at times maintain higher than normal cash levels. For example, the Adviser may take a temporary defensive position when the securities trading markets or the economy are experiencing excessive volatility, a prolonged general decline, or other adverse conditions.”

This same language will be inserted on page 47 in place of the first sentence of the paragraph about taking a temporary defensive position. In addition, a similar change will be made to the disclosure for all funds to which this issue applies.

2.                                      Comment:  With respect to the MegaTrends Fund, consider adding language to the “Principal Investment Strategies” section on page 7 and the “Principal Risks” section on page 8 about options.

Response:  The requested change has been made. The following language will be added to the “Principal Investment Strategies” section:

“The fund also may purchase call and put options, and enter into covered option writing transactions.”

The following language will be added to the “Principal Risks” section:

“Options Risk. Investing in options, LEAPS (an option that has an expiration date of up to two and one half years), and other instruments with option-type elements may increase the volatility and/or transaction expenses of the fund. An option may expire without value, resulting in a loss of the fund’s initial investment and may be less liquid and more volatile than an investment in the underlying securities.”

Similar language will be added to the disclosure for all funds to which this issue applies.

3.                                      Comment:  With respect to the Emerging Europe Fund, add language about options to the “Principal Investment Strategies” section on page 22 and define LEAPS in the “Principal Risks” section on page 23.

Response:  The requested change has been made. The following language will be added to the “Principal Investment Strategies” section:

“The fund also may purchase call and put options, and enter into covered option writing transactions.”

The following language will be added to the “Principal Risks” section to define LEAPS:

“LEAPS (an option that has an expiration date of up to two and one half years)”

4.                                      Comment:  Consider whether a definition of the MSCI Emerging Markets Europe 10/40 Index (Net Total Return) is needed.

Response:  The requested change has been made. The following list of definitions will be added to the prospectus:

Additional Information about the Indexes

Returns for indexes reflect no deduction for fees, expenses or taxes, unless noted.

The Barclays Capital 3-Year Municipal Bond Index is a total return benchmark designed for municipal assets. The index includes bonds with a minimum credit rating of BAA3, are issued as part of a deal of at least $50 million, have an amount outstanding of at least $5 million and have a maturity of two to four years.

The Barclays Capital 10-Year Municipal Bond Index is a total return benchmark designed for long-term municipal assets. The index includes bonds with a minimum credit rating of BAA3, are issued as part of a deal of at least $50 million, have an amount outstanding of at least $5 million and have a maturity of 8 to 12 years.

The FTSE Gold Mines Index encompasses all gold mining companies that have a sustainable and attributable gold production of at least 300,000 ounces a year and that derive 75% or more of their revenue from mined gold.

The Hang Seng Composite Index is a market-capitalization weighted index that covers about 95% of the total market capitalization of companies listed on the Main Board of the Hong Kong Stock Exchange.

The MSCI All Country Far East Free ex Japan Index is a free float-adjusted market capitalization-weighted index that is designed to measure the equity market performance of the Far East, excluding Japan. The index consists of the following developed and emerging market country indices: China, Hong Kong, Indonesia, Korea, Malaysia, Philippines, Singapore, Taiwan and Thailand.

The MSCI Emerging Markets Europe 10/40 Index (Net Total Return) is a free float-adjusted market capitalization index that is designed to measure equity performance in the emerging market countries of Europe (Czech Republic, Hungary, Poland, Russia and Turkey). The index is calculated on a net return basis (i.e., reflects the minimum possible dividend reinvestment after deduction of the maximum rate withholding tax). The index is periodically rebalanced relative to the constituents’ weights in the parent index.

The MSCI Emerging Markets Net Total Return Index is a free float-adjusted market capitalization index that is designed to measure equity market performance in emerging market countries on a net return basis (i.e., reflects the minimum possible dividend reinvestment after deduction of the maximum rate withholding tax).

The Morgan Stanley Commodity Related Equity Index (CRX) is an equal-dollar weighted index of 20 stocks involved in commodity-related industries such as energy, non-ferrous metals, agriculture and forest products.

The NYSE Arca Gold Miners Index is a modified market capitalization-weighted index comprised of publicly-traded companies involved primarily in the mining for gold and silver.

The S&P 500 Index is a widely recognized capitalization-weighted index of 500 common stock prices in U.S. companies.

The S&P Composite 1500 Index is a broad-based capitalization-weighted index of 1500 U.S. companies and is comprised of the S&P 400, S&P 500 and the S&P 600.

*              *              *

I trust that the foregoing is responsive to your comments.  Please call me at 210-308-1231 if you have any questions.

Best regards,

/s/ James L. Love
James L. Love
Chief Compliance Officer/Deputy General Counsel
U.S. Global Investors Funds